EXECUTION VERSION

EXHIBIT 2.1

ELECTION TO CAUSE MERGER AGREEMENT

THIS  ELECTION TO CAUSE MERGER AGREEMENT (“Agreement”) is entered into this 18th day of March, 2014 (the “Effective Date”), by Cosi, Inc., a Delaware corporation  (“Cosi”), Hearthstone Associates, LLC, a Massachusetts limited liability company (“HoldCo”) and, for purposes of Sections 5 and 7, Robert J. Dourney and Nancy Dourney (collectively, the “Holders”). Cosi, HoldCo and the Holders may each be referred to herein individually as a “Party” and collectively as the “Parties.”

R E C I T A L S:

A.           Hearthstone Partners, LLC, a Massachusetts limited liability company (the “Subsidiary”), currently owns and operates certain Cosi franchise restaurants in or around Boston, Massachusetts.

B.           As of the date hereof, all of the issued and outstanding equity interests of Subsidiary are owned by Holdco, which has elected to be treated as a corporation under the Internal Revenue Code of 1986, as amended (the “Code”).

C.           Upon the terms and conditions set forth herein, and in consideration for the payment of $5,000 by HoldCo to Cosi, Cosi wishes to grant to HoldCo  a right to elect to require Cosi to effect the acquisition of HoldCo by a reverse triangular  merger of a wholly owned subsidiary of Cosi with and into HoldCo, on the terms and subject to the conditions set forth in this Agreement, with all outstanding equity interests in HoldCo being converted into common stock of Cosi as set forth in more detail herein.

NOW, THEREFORE, in consideration of the mutual covenants of the Parties as herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby respectively acknowledged,

IT IS AGREED AS FOLLOWS:

1.           Election to Cause Merger.

(a)           Cosi hereby grants HoldCo the sole and exclusive right to elect (the “Election to Cause Merger”) to require Cosi to acquire HoldCo pursuant to a reverse triangular merger of a wholly–owned subsidiary of Cosi with and into Holdco resulting in the issuance to the holders of equity interests in Holdco as merger consideration the Merger Consideration Shares (as defined below). The Election to Cause Merger shall be exercisable by Holdco effective from and after January 1, 2015 (the “Merger Election Effective Date”) and shall expire on March 18, 20154 (the “Merger Election Expiration Date”).  The parties acknowledge and agree that there is no express or implied agreement, understanding, or arrangement for HoldCo to exercise its Election to Cause Merger, and that HoldCo has the sole and complete discretion to determine whether or not to exercise its Election to Cause Merger during the exercise period thereof as set forth herein.

(b)           HoldCo may exercise the Election to Cause Merger at any time after the Merger Election Effective Date but prior to the Merger Election Expiration Date by delivering written notice of such exercise to Cosi (the “Merger Election Notice”) in accordance with Section 11. The delivery of the Merger Election Notice shall result in a binding contract to effect the Merger, subject to Section 2, to be effected pursuant to an Agreement and Plan of Merger attached hereto as Exhibit A.

(c)           In consideration for the grant of the Election to Cause Merger by Cosi to HoldCo, HoldCo shall pay to Cosi on the date hereof, by check or wire transfer of immediately available funds to an account designated by Cosi in writing, the sum of Five Thousand Dollars ($5,000.00).

(d)           Tax Matters. If Holdco exercises its Election to Cause Merger, Cosi and HoldCo, as applicable, each agree that: (a) Cosi will not liquidate or merge, and will otherwise maintain the separate existence of, HoldCo, as the surviving entity in the Merger; (b) Cosi and HoldCo will take all actions reasonably necessary to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code; and (c) neither Cosi nor HoldCo will take any action if such action could jeopardize the qualification of the Merger as a reorganization. If Holdco exercises its Election to Cause Merger, each of the parties and their Affiliates shall report the Merger as a tax-free reorganization under Section 368(a)(1)(A) and 368(a)(2)(E) of the Code, in which no income, gain or loss is recognized by HoldCo or its equity owners, in a manner consistent with this Section 1(d) for all applicable tax purposes and shall take no inconsistent position on any tax return, in a proceeding before a taxing authority, or otherwise.

2. (a)           Conditions to Performance by Cosi.   Notwithstanding  Section 1(b) above, Cosi shall have no obligation to complete the acquisition of HoldCo pursuant to the Merger upon exercise of the Election to Cause Merger by HoldCo unless each of the following conditions is satisfied (or waived by Cosi in its discretion) as of the Closing Date (as defined herein):

(i)           the representations and warranties of HoldCo and the Holders set forth in Section 5 remain accurate in all material respects;

(ii)           the covenants of HoldCo set forth in Section 8 have been complied with in all material respects since the date hereof;

(iii)           no breach of this Agreement by HoldCo is occurring;

(iv)           since the date hereof, no change or event has occurred that was, is,

or is reasonably likely to be materially adverse to the businesses, operations, assets, results of operation or financial condition of HoldCo and the Subsidiary as a whole (each such event, a “Material Adverse Change”);

(v)           the Operating Agreement of HoldCo attached hereto as Exhibit B is in effect and has not been altered or amended since the date hereof without the advance written consent of Cosi;

 (vi)           neither the Subsidiary nor any guarantor of funded indebtedness of Holdco or the Subsidiary is in default under any of its respective obligations relating to funded indebtedness, including but not limited to payment obligations and obligations to comply with financial and other covenants set forth thereunder, arising out of or in connection with that certain Master Security Agreement #24675 by and between the Subsidiary and First Franchise Capital Contribution, an Indiana corporation (“FFCC”), dated as of May 9, 2013 (“FFCC MSA”), and any and all loan documentation related thereto, or any succeeding agreement related thereto entered into in compliance with the terms hereof, whether entered into prior to or after the date hereof and as the same may be amended from time to time, including but not limited to any promissory notes for borrowed money issued by the Subsidiary to FFCC pursuant thereto (collectively, the “FFCC Loan Documents”);

(vii)  neither the Subsidiary nor any guarantor is in default under any of its obligations, including but not limited to payment obligations, arising out of or in connection with that certain promissory note dated June 1, 2013 made by the Subsidiary in favor of [Private Investor] (the “[Private Investor]”), and any and all loan documentation related thereto, or any succeeding agreement related thereto entered into in compliance with the terms hereof, whether entered into prior to or after the date hereof and as the same may be amended from time to time (collectively, the “[Private Investor] Loan Documents”);

(viii)           the outstanding indebtedness of the Holders under the promissory note(s) made by the Holders in favor of Shawn C. Ryan (“Partner”) dated on or around March 20, 2009, and any and all loan documentation related thereto, or any succeeding agreement related thereto entered into in compliance with the terms hereof, whether entered into prior to or after the date hereof and as the same may be amended from time to time (collectively, the “Partner Loan Documents” and, collectively with the FFCC Loan Documents and the [Private Investor] Loan Documents, the “Loan Documents”) shall have been assigned by the Holders to HoldCo;

(ix)           FFCC, [Private Investor] and Partner shall have each provided its consent to the sale of HoldCo to Cosi pursuant to the Merger in a form and substance reasonably acceptable to Cosi; provided, however, that Cosi shall provide cooperation in seeking such consents as may be reasonably requested by the HoldCo, such as the provision of financial information; provided, further, that Cosi shall not be required to expend more than a nominal amount in cooperation hereunder;

(x)           Construction of the New Locations (as defined in Section 8(c) below) shall have been completed and the restaurants shall be open for business to the public; and

(xi)           if applicable, Cosi shall have received shareholder approval for the acquisition pursuant to NASDAQ Stock Market Rule 5635(a) (or similar provision under the NASDAQ Stock Market Rules).

(b)           Conditions to Performance by HoldCo.  Notwithstanding Section 1(b), HoldCo shall have no obligation to complete the Merger  unless each of the following conditions is satisfied (or waived by HoldCo in its discretion) as of the Closing Date (as defined herein).

(i)           The representations and warranties of Cosi set forth in Section 6 remain accurate in all material respects; and

(ii)           Construction of the New Locations shall have been completed and the restaurants shall be open for business to the public.

3. Merger Consideration Shares.  At the Closing (as defined herein), Cosi shall transfer to the holders of equity interests in HoldCo, as consideration for the Merger of the transitory subsidiary of Cosi with and into HoldCo and upon conversion of their equity interests in HoldCo, 1,790,993 shares of Cosi common stock (such shares, the “Merger Consideration Shares”).  The Consideration Shares shall be delivered to the holders of equity interests in proportion to their respective interests in HoldCo.

4. Closing.

(a) Date and Location.  Subject to Sections 2(a) and (b), and unless otherwise agreed in writing by the Parties, the closing of the acquisition of HoldCo pursuant to the Merger in the event of the exercise of the Election to Cause Merger by HoldCo (the “Closing”) shall be held thirty (30)  days after the delivery of the Merger Election Notice by HoldCo (the “Closing Date”), at the offices of Cosi (or if such day is not a business day the next following business day), and in connection therewith Holdco, Cosi and the Cosi merger subsidiary shall make appropriate filings with the Secretaries of State of the State of Delaware and the Commonwealth of Massachusetts to effect the Merger.

(b) Closing Deliveries of Cosi.  At the Closing, Cosi shall deliver to the Holders: (i) stock certificates, book entry statements or other instruments validly representing the

Merger Consideration Shares, (ii) all other documents and instruments necessary to transfer the Merger Consideration Shares to the Holders, (iii) a copy of the agreement and plan of merger and related certificate of merger or other filings to effectuate the Merger with respect to the Merger in customary form and otherwise reasonably acceptable to the Parties (the “Merger Documents”) duly executed by an authorized representative of Cosi,   (iv) a certificate signed by a duly authorized officer of Cosi certifying that, as of the date of the Closing, (A) the conditions set forth in Section 2(b) have each been satisfied or waived; and (B) the representations and warranties of Cosi set forth in Section 6 are accurate in all material respects; (vi) such third-party consents to the sale of HoldCo to Cosi as are necessary to consummate the transactions contemplated hereby; and (vii) such other documents that are required to be delivered at the Closing pursuant to the terms of the Merger Documents.

(c) Closing Deliveries of HoldCo.  At the Closing,  HoldCo shall deliver to Cosi: (i) unit certificates or other documentation validly representing the equity interests in HoldCo, if applicable (ii) all other documents and instruments necessary to consummate the Merger, (iii) a copy of the Merger Documents duly executed by HoldCo, (iv) a certificate signed by HoldCo certifying that, as of the date of the Closing, (A) the conditions set forth in Section 2(a) have each been satisfied; (B) the representations and warranties of HoldCo and the Holders set forth in Section 5 are accurate and (C) and the covenants of HoldCo set forth in Section 8 have been complied with in all respects since the date hereof; (v) evidence of the consent of each of FFCC, [Private Investor] and Partner to the sale of HoldCo to Cosi; (vi) evidence of the transfer to HoldCo, as applicable, of the outstanding indebtedness under the Partner Loan Documents; (vii) resignation letters with respect to the position(s) held by each officer, director or manager at each of HoldCo and the Subsidiary as of the Closing Date, as the same may be requested by Cosi; (viii) such third-party consents to the sale of HoldCo to Cosi as are necessary to consummate the transactions contemplated hereby; (ix) a Certificate of Merger to be duly filed with the State of Delaware upon consummation of the Closing; and (x) such other documents that are required to be delivered at the Closing pursuant to the terms of the Merger Documents.

5. Representations and Warranties of HoldCo and the Holders.  HoldCo and the Holders, jointly and severally, hereby make the following representations and warranties to Cosi:

(a) The Holders are the sole record and beneficial owners and holders of the equity interests in HoldCo and each has good and valid title to the equity interests in HoldCo held by him or her;

(b) All equity interest in HoldCo have been validly issued and are fully paid and non-assessable;

(c) The equity interests of HoldCo described on Schedule 5(b) represent all of the issued and outstanding interests of HoldCo;

(d) The holders of the equity interests of HoldCo set forth on Schedule 5(b) have the full right to sell and transfer the equity interests in HoldCo and such interests, if and when transferred pursuant to Election to Cause Merger, shall be entirely free and clear of any and all liens, claims, mortgages, pledges, options, security interests, and encumbrances of any kind;

(e) HoldCo owns all of the issued and outstanding interests of the Subsidiary, and no other party has any right, title, claim or interest of any kind in any of the equity of the Subsidiary;

(f)           Neither Holder nor HoldCo is under any restriction by contract, legal proceeding or otherwise which would impair his or her authority to enter into this Agreement, and the consummation of the Merger upon exercise of Election to Cause Merger shall not violate any contract, agreement or restriction to which either Holder, HoldCo or the Subsidiary is or are a party;

(g)           Each of HoldCo and the Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and each of HoldCo and the Subsidiary has all limited liability company power to own its property and carry on its business as it is now being conducted;

(h)           The financial statements of HoldCo and the Subsidiary, as each has been prepared by its accountants, have been properly prepared in accordance with generally accepted accounting standards and generally accepted accounting principles consistently applied throughout the periods covered by such financial statements;

(i)           Neither HoldCo nor the Subsidiary is subject to any actual, pending or, to HoldCo’s knowledge, threatened, material liability or litigation that has not been disclosed to Cosi;

(j)           The Subsidiary and HoldCo have each filed all tax returns and other returns required by governmental entities in connection with its operation on a timely basis, and neither company has any unpaid tax liabilities or other material liabilities of any nature other than as set forth on its most recent financial statements; and

(k)           The Subsidiary has, prior to the date hereof, secured and earmarked funds sufficient to complete development of the New Location (as defined in Section 8(c) below) located in Boston, Massachusetts, referred to generally as “Seaport”, and drawn down additional funds from FFCC pursuant to the FFCC Loan Documents for the development of the New Location located in Boylston, Massachusetts, referred to generally as “Boylston”, and is diligently pursuing, in good faith, development of each such franchise restaurant.

(l)           The holders of equity interests in HoldCo will acquire the Consideration Shares for their own account, and not with the current view to the resale or distribution of any part thereof in violation of applicable securities laws.

(m)           The execution and delivery of this Agreement by HoldCo, and all agreements, documents and instruments executed and delivered by HoldCo and the Subsidiary pursuant hereto or in connection with this Agreement, and the performance of the transactions contemplated by this Agreement and such other agreements, documents and instruments, do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of the certificate of organization or incorporation or operating agreement or other governing documents of HoldCo and the Subsidiary; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order, judgment, decree or ruling of, or any restriction or injunction imposed by any court, government or governmental agency to which HoldCo or the Subsidiary, or any of their respective subsidiaries, is subject or (iii) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material contract, agreement, permit, license, authorization or other obligation or arrangement, including, without limitation, the Loan Documents, to which HoldCo or the Subsidiary, or any of their respective subsidiaries, is a party or by which HoldCo or the Subsidiary, or any of their respective subsidiaries, or any of their assets are bound.

(n)           The outstanding indebtedness of each of HoldCo and the Subsidiary is as set forth on Schedule 5.6(n).

6. Representations and Warranties of Cosi.  Cosi hereby represents and warrants to HoldCo as follows:

(a) Cosi is duly organized, validly existing and in good standing in the State of Delaware.

(b) Cosi has full corporate power and authority to enter into this Agreement and this Agreement has been duly executed and delivered by a duly authorized representative of Cosi and is a legal, valid and binding obligation of Cosi, enforceable against Cosi in accordance with its terms.

(c) The execution and delivery of this Agreement by Cosi and all agreements, documents and instruments executed and delivered by Cosi pursuant hereto or in connection with this Agreement, and the performance of the transactions contemplated by this Agreement and such other agreements, documents and instruments, do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of the certificate of incorporation or by-laws of Cosi; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order, judgment, decree or ruling of, or any restriction or injunction imposed by any court, government or governmental agency to which Cosi, or any of its subsidiaries, is subject or (iii) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material contract, agreement, permit, license, authorization or other obligation or arrangement to which Cosi, or any of its subsidiaries, is a party or by which Cosi, or any of its subsidiaries, or its assets are bound.

(d) The outstanding capitalization of Cosi (including funded debt and outstanding options , warrants or other convertible securities (in each case, in the aggregate)) as of the date hereof is set forth on Schedule 6(d) hereto.

(e) The Merger Consideration Shares have been duly authorized and, when issued against payment therefor, will be duly and validly issued, fully paid and not subject to any adverse claim.

(f) Cosi has taken all requisite action, as determined by Cosi on the advice of its outside counsel, to enable Robert J. Dourney to claim exemption for the purchase, the Merger Consideration Shares under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and, if required, to exempt the execution of this Agreement and any exercise of the Election to Cause Merger from Section 203(a) of the Delaware General Corporate Law.

(g) Cosi agrees that on or about the Closing, Cosi will register the Merger Consideration Shares for resale pursuant to an effective Registration Statement of Cosi on Form S-3, or any successor form thereto, including a resale prospectus included therein covering sales by the holders of the Merger Consideration Shares, and the prospectuses included therein will be maintained in effect by Cosi for so long as its shares are publicly traded and the holders of the Merger Consideration Shares hold any such shares, provided that Cosi is eligible to file a Form S-3, or any successor form thereto as set forth herein.

7.           Indemnification; Remedies.

(a)           HoldCo and the Holders, jointly and severally, shall indemnify and hold harmless Cosi and its affiliates, and its and their respective officers, directors, employees, representatives, agents, successors and assigns from and against any liability, responsibility or expense arising directly out of a material breach by HoldCo of any representation or warranty set forth in Section 5, in any certificate delivered by HoldCo pursuant to this Agreement, or in the Merger Documents if and when executed and delivered, or any covenant set forth in Section 8. In the event of a material default by HoldCo in the performance of its obligations under the terms of this Agreement, or in the event of a material default with respect to any of the representations and warranties of HoldCo and/or the Holders, then Cosi, in addition to any other remedies that may be set forth in the Merger Documents, shall be entitled to (i) if applicable, rescind its performance of the Election to Cause Merger and receive restitution for the sums paid thereunder, or (ii) seek such damages to which it may be entitled in accordance with the provisions of applicable law.

(b)           Cosi shall indemnify and hold harmless HoldCo and the Subsidiary from and against any liability, responsibility or expense arising directly out of a material breach by Cosi of any representation or warranty set forth in Section 6(b), in any certificate delivered by Cosi pursuant to this Agreement, or in the Merger Documents.  In the event of a material default by Cosi in the performance of its obligations under the terms of this Agreement, or in the event of a material default with respect to any of the representations and warranties of Cosi, then HoldCo in addition to any other remedies that may be available to them, shall be entitled to (i) if exercised, rescind its exercise of the Election to Cause Merger and unwind the Merger or (ii) seek such damages to which they may be entitled in accordance with the provisions of applicable law and/or to specifically enforce the provisions of this Agreement or the Merger Documents as contemplated hereby. If HoldCo has not exercised the Election to Cause Merger as of the end of the Merger Election Expiration Date, Cosi’s obligations pursuant to this Section 7(b) shall expire immediately as of the Merger Election Expiration Date.

(c)           In no event shall any party be liable to any other party for incidental, consequential, special or exemplary damages, or for lost profits or business interruption losses in connection with this Agreement or any actions or omission of any party under this Agreement, even if advised of the likelihood of such losses.

8.           Covenants of HoldCo.  During the period from the execution of this Agreement until the earlier of the Closing, or the expiration of the Election to Cause Merger, HoldCo shall and shall cause the Subsidiary to be operated only in the normal course of its business, and shall not allow the Subsidiary or the Holders to, without receiving the advance written consent of Cosi, do any of the following:

(a)           issue any securities;

(b)           sell, assign, encumber, subject to a lien, or otherwise transfer or dispose of any rights, title or interest in the equity of HoldCo or the Subsidiary;

(c)           create, alter or amend any debt obligation or increase the amount of any of its indebtedness to third parties, including as evidenced by the Loan Documents, existing as of the date hereof, or enter into any agreement or off-balance sheet financing arrangement (including, without limitation, capital leases) which has a term greater than 12 months and any one or more of the following terms also apply:  (i) requires more than 30 days’ prior written notice to cancel, (ii) early termination results in a default thereof, or (iii) early termination requires payment of cancellation fees or penalties, other than indebtedness incurred in connection with the establishment of the two new locations generally referred to as “Seaport” and “Boylston” as set forth in Section 5(k) above (the “New Locations”); provided that the aggregate amount of indebtedness of HoldCo and the Subsidiary shall not exceed $1,000,000;

(d)           amend or terminate its Operating Agreement or other governing documents;

(e)           fail to timely pay any bills as they become due or other obligations owed to third parties for materials, inventory, utilities, supplies, labor or other goods and/or services received;

(f)           cause any default by HoldCo under the Franchise Agreements by and among Cosi and the Subsidiary or HoldCo in effect as of the date hereof or hereafter entered into by Cosi and the Subsidiary or HoldCo (“Franchise Agreements”), as set forth in Schedule 1 attached hereto;

(g)           cause any default by HoldCo to occur under the Loan Documents, including any failure to make any payment as required by the terms thereof or to comply with any covenants thereunder, including the financial covenants set forth in Section 7(f) of the FFCC MSA;

(h)           liquidate, dissolve or wind-up its business and affairs;

(i)           merge with or acquire the assets or equity of any third party, except for nonmaterial asset acquisitions and dispositions in the ordinary course of business consistent with prior practice and acquisitions in connection with the development of the New Locations; or

(j)           sell all or substantially all of its assets to a third party.

9.           Information Rights.

(a)           In connection with the rights granted to and the obligations incurred by Cosi set forth in this Agreement, HoldCo hereby agrees to comply and to cause the Subsidiary to comply with the covenants set forth in this Section 9 until such time that any Closing is completed in accordance with Section 4.

(b)           HoldCo and the Subsidiary shall at all times (i) maintain books and records of account in which full and complete entries shall be made of all business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied, and to set aside on its respective books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied, and (ii) properly maintain records of its limited liability company affairs, including, without limitation, a minute book or similar record containing a complete summary of all meetings of members and/or managers since its time of formation.

(c)           As soon as practicable after the end of each fiscal year, and in any event within ninety (90) days thereafter, HoldCo shall furnish to Cosi a consolidated balance sheet of each of HoldCo and the Subsidiary, as of the end of such fiscal year (and the prior fiscal year), and a consolidated statement of income, a consolidated statement of cash flows and a statement of stockholders’ equity of each of HoldCo and the Subsidiary, for such year (and the prior fiscal year), all prepared in accordance with generally accepted accounting principles consistently applied and setting forth in each case, in comparative form, the figures for the previous fiscal year, all in reasonable detail. Such financial statements shall be accompanied by a report and opinion thereon by independent certified public accountants of national or regional standing selected by HoldCo and acceptable to Cosi.

(d)           HoldCo and the Subsidiary shall furnish to Cosi, as soon as practicable after the end of each fiscal quarter, and in any event within thirty (30) days thereafter, a consolidated balance sheet of each of HoldCo and the Subsidiary as of the end of each such quarter (and the same quarter in the prior fiscal year), and a consolidated statement of income, a consolidated statement of cash flows and a statement of stockholders’ equity of each of HoldCo and the Subsidiary for such quarter (and the same quarter in the prior fiscal year) and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles consistently applied and setting forth in each case, in comparative form, the corresponding figures for the corresponding period of the preceding fiscal year, all in reasonable detail.

(e)           HoldCo and the Subsidiary shall furnish to Cosi, as soon as practicable after the end of each month, and in any event within twenty (20) days thereafter, the standard unaudited monthly financial statements of each of HoldCo and the Subsidiary, as of the end of the just completed month (consisting of at least a balance sheet, income statement and cash flow statement for the current period) or information showing actual monthly revenues, expenses, and cash output and balance of each of HoldCo and the Subsidiary versus budgeted revenues, expenses, and cash flow with balance.

(f)           HoldCo and the Subsidiary shall furnish the following to Cosi:

(i)           promptly upon receipt or publication thereof, any written reports submitted to either HoldCo or the Subsidiary by independent public accountants in connection with an annual or interim audit of the books of either HoldCo or the Subsidiary made by such accountants, and written reports prepared by either HoldCo or the Subsidiary to comply with any other investment or loan agreement;

(ii)           promptly after the commencement thereof, notice of all actions, suits, litigation proceedings and other proceedings pending or, to the knowledge of HoldCo, threatened against either HoldCo or the Subsidiary affecting any of their respective material properties or assets, or against any officer, director, employee of either HoldCo or the Subsidiary relating to such person’s performance of his or her duties or otherwise relating to the business of either HoldCo or the Subsidiary;

(iii)           promptly upon sending, making available, or filing the same, such reports and financial statements as the HoldCo or the Subsidiary shall send or make available to the members or managers of either HoldCo or the Subsidiary; and

(iv)           such other information respecting the business, properties or the condition or operations, financial or other, of either HoldCo or the Subsidiary as Cosi may from time to time reasonably request.

(v)           HoldCo shall permit Cosi, at Cosi’s expense and upon Cosi’s reasonable request, to visit and inspect the  properties, examine the books of account and records, and discuss the affairs, finances, and accounts of each of HoldCo and the Subsidiary with the officers, managers and employees of HoldCo and/or the Subsidiary, as the case may be, during normal business hours; provided, however, that no person shall be obligated pursuant to this Section 9(f) to provide access to any information that HoldCo or the Subsidiary reasonably considers to be a trade secret or confidential information HoldCo or the Subsidiary and which is not confidential or proprietary information of or trade secrets owned by Cosi, or data or other information deemed to be owned by Cosi, under the Franchise Agreements (unless covered by an enforceable confidentiality agreement) or the disclosure of which would adversely affect the attorney-client privilege between any holder of equity securities of HoldCo, HoldCo or the Subsidiary and its or their counsel.

10.           Confidentiality.  Cosi shall keep confidential and shall not disclose to any third person or use for its own benefit and shall cause its employees, officers, directors, agents and representatives to keep confidential and not disclose without the prior written consent of HoldCo any non-public information with respect to Holdco and its subsidiaries that is in Cosi’s possession on the date hereof or disclosed to Cosi by or on behalf of Holdco or its Subsidiaries pursuant to this Agreement or otherwise, provided, that Cosi may disclose any such information (a) as has become generally available to the public (b) to its provisional advisers who need to know such information and agree to keep it confidential, (c) to the extent necessary in order to comply with any law, order or regulation applicable to Cosi, and (d) as may be required in response to any summons or subpoena or in connection with any litigation, it being agreed that, unless such information has been generally available to the public, if such information is being requested pursuant to a summons or subpoena or a discovery request in connection with a litigation (a) Cosi shall give Holdco notice of such request and shall cooperate with Holdco at Holdco’s request so that Holdco may, in its discretion, seek a protective order or other appropriate remedy, if available, and (b) in the event that such protective order is not obtained (or sought by Holdco after notice), Cosi (1) shall furnish only that portion of the information which, in accordance with the advice of counsel, is legally required to be furnished and (2) will exercise its reasonable efforts to obtain assurances that confidential treatment will be accorded such information.  Notwithstanding anything in this Section to the contrary, the restrictions set forth in this paragraph shall not apply to confidential or proprietary information or trade secrets of Cosi, or data or information deemed to be owned by Cosi, pursuant to the Franchise Agreements.

11.           Notices.  Any notice, request, information or other document to be given hereunder to any of the Parties by any other Party shall be in writing and delivered personally, sent by registered or certified mail, postage prepaid, or by a nationally recognized overnight courier service, as follows:

If to Cosi, addressed to:

Cosi, Inc.

Attn: Corporate Secretary
1765 Lake Cook Rd., Suite 600
Deerfield, Illinois 60015

With a copy to:

Cosi, Inc.
Attn: General Counsel
1765 Lake Cook Rd., Suite 600
Deerfield, Illinois 60015

Any Party may change the address to which notices hereunder are to be sent to it by giving written notice of such change of address in the manner herein provided for giving notice.  Any notice delivered personally shall be deemed to have been given on the date it is so delivered, and any notice delivered by registered or certified mail or overnight courier service shall be deemed to have been given on the date it is received.

12.           Governing Law. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state. Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the State of Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby

13.           Assignment. This Agreement may not be assigned by (a) Cosi without the advance written consent of HoldCo or (b) HoldCo without the advance written consent of Cosi, which consent in either case shall not be unreasonably withheld; provided, however, that Cosi may freely assign this Agreement to any successor in interest to Cosi (whether by change of control, merger, acquisition, stock exchange, liquidation (including successive change of control, mergers, acquisitions stock exchanges, or liquidations).

14.           Binding Effect. This Agreement shall be binding upon the parties hereto, and upon their respective successors and assigns, subject to the limitations on assignment set forth in Section 13.

15.           Severability.  Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

16.           Entire Agreement; Amendment.  This Agreement and the Merger Documents set forth the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof and thereof. This Agreement shall not be modified or amended except by a written agreement signed by both Cosi and HoldCo.

17.           Termination.   This Agreement shall terminate on the earliest to occur of (a) the Closing, (b) the Merger Right Expiration Date, except that Sections 5, 6, 7, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, and 21 shall survive the termination of this Agreement.  All representations and warranties shall survive following the execution of this Agreement and following any Closing.

18.           Specific Performance. Each of the Parties hereto acknowledges and agrees that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms, or were otherwise breached.  It is accordingly agreed that each of the Parties shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically all such provisions in any action instituted in any court of the United States or any State thereof having subject matter jurisdiction, in addition to any other remedy to which such Party may be entitled, at law or in equity.

19.           Counterparts; Copies.  This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.  Copies (facsimile, photostatic or otherwise) of signatures to this Agreement shall be deemed to be originals and may be relied on to the same extent as the originals.

20.           Mutual Drafting.  The Parties have been represented (or have had the opportunity to be represented) by their separate attorneys throughout the transactions contemplated by this Agreement in connection with the negotiation and drafting of this Agreement and any agreements and instruments executed in connection herewith. As a consequence, the Parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any document or instrument executed in connection herewith, and therefore waive their effects.

21.           JURY TRIAL WAIVER

.  THE PARTIES ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL RIGHT, BUT ONE THAT MAY BE WAIVED. AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS AGREEMENT.

[Signature Page(s) To Follow]

[Signature Page to Election to Cause Merger Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

HOLDCO:

HEARTHSTONE ASSOCIATES, LLC, a Massachussets limited liability company

By:	/s/ Robert J. Dourney
Robert J. Dourney, Manager

COSI:

COSI, INC., a Delaware corporation

By:	/s/ Stephen Edwards
Name: Stephen Edwards
Title: President and CEO

By:	/s/ Robert J. Dourney
Robert J. Dourney

By:	/s/ Nancy Dourney
Nancy Dourney